# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SONIDA SENIOR LIVING, INC., CIK 0001043000
CUSIP: 140475203
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Conversant Capital LLC, 25 Deforest Avenue, Attn: Paul Dumaine, Summit, New Jersey (NJ), 07901
Date of event which requires filing of this statement: 03/11/2026
Amends the filing with accession number 0000895345-21-000958
Filed by CIK 0001850901
Persons authorized to receive notices and communications: Conversant Capital LLC, 25 Deforest Avenue, Attn: Paul Dumaine, Summit, New Jersey (NJ), 07901, 908-466-5100; With a copy to: John M. Bibona, Fried,Frank,Harris,Shriver&Jacobson LLP, One New York Plaza, New York, New York (NY), 10004, (212) 859-8000

## Reporting persons
- Conversant Dallas Parkway (A) LP (CIK 0001892127): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,826,361; sole dispositive power 0; shared dispositive power 7,826,361; aggregate amount beneficially owned 7,826,361 (16.2% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 6,857,823 shares of Common Stock, and (ii) 968,538 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 47,388,042 outstanding shares of Common Stock on March 11, 2026, as disclosed in an Annual Report on Form 10-K filed by the Issuer with the Commission on March 12, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Dallas Parkway (B) LP (CIK 0001892128): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 869,827; sole dispositive power 0; shared dispositive power 869,827; aggregate amount beneficially owned 869,827 (1.8% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 807,115 shares of Common Stock, and (ii) 62,712 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 47,388,042 outstanding shares of Common Stock on March 11, 2026, as disclosed in an Annual Report on Form 10-K filed by the Issuer with the Commission on March 12, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Dallas Parkway (D) LP (CIK 0002016872): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,032,216; sole dispositive power 0; shared dispositive power 1,032,216; aggregate amount beneficially owned 1,032,216 (2.1% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the aggregate of 1,032,216 shares of Common Stock.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 47,388,042 outstanding shares of Common Stock on March 11, 2026, as disclosed in an Annual Report on Form 10-K filed by the Issuer with the Commission on March 12, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Dallas Parkway (F) LP (CIK 0002032036): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 648,942; sole dispositive power 0; shared dispositive power 648,942; aggregate amount beneficially owned 648,942 (1.3% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the aggregate of 648,942 shares of Common Stock.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 47,388,042 outstanding shares of Common Stock on March 11, 2026, as disclosed in an Annual Report on Form 10-K filed by the Issuer with the Commission on March 12, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant PIF Aggregator A, LP (CIK 0002034747): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,199,998; sole dispositive power 0; shared dispositive power 3,199,998; aggregate amount beneficially owned 3,199,998 (6.6% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the aggregate of 3,199,998 shares of Common Stock.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 47,388,042 outstanding shares of Common Stock on March 11, 2026, as disclosed in an Annual Report on Form 10-K filed by the Issuer with the Commission on March 12, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant GP Holdings LLC (CIK 0001850910): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 10,377,346; sole dispositive power 0; shared dispositive power 10,377,346; aggregate amount beneficially owned 10,377,346 (21.4% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 9,346,096 shares of Common Stock, and (ii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 47,388,042 outstanding shares of Common Stock on March 11, 2026, as disclosed in an Annual Report on Form 10-K filed by the Issuer with the Commission on March 12, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Simanovsky Michael (CIK 0001596522): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 15,637,124; sole dispositive power 0; shared dispositive power 15,637,124; aggregate amount beneficially owned 15,637,124 (32.3% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 14,605,874 shares of Common Stock, and (ii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 47,388,042 outstanding shares of Common Stock on March 11, 2026, as disclosed in an Annual Report on Form 10-K filed by the Issuer with the Commission on March 12, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Capital LLC (CIK 0001850901): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,637,124; sole dispositive power 0; shared dispositive power 15,637,124; aggregate amount beneficially owned 15,637,124 (32.3% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the sum of (i) 14,605,874 shares of Common Stock, and (ii) 1,031,250 shares of Common Stock issuable upon exercise of warrants of the Issuer.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 47,388,042 outstanding shares of Common Stock on March 11, 2026, as disclosed in an Annual Report on Form 10-K filed by the Issuer with the Commission on March 12, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- Conversant Private GP LLC (CIK 0002034835): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,259,778; sole dispositive power 0; shared dispositive power 5,259,778; aggregate amount beneficially owned 5,259,778 (10.9% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the aggregate of 5,259,778 shares of Common Stock.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 47,388,042 outstanding shares of Common Stock on March 11, 2026, as disclosed in an Annual Report on Form 10-K filed by the Issuer with the Commission on March 12, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- CPIF K Co-Invest SPT A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 224,829; shared dispositive power 224,829; aggregate amount beneficially owned 224,829 (0.5% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the aggregate of 224,829 shares of Common Stock.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 47,388,042 outstanding shares of Common Stock on March 11, 2026, as disclosed in an Annual Report on Form 10-K filed by the Issuer with the Commission on March 12, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
- CPIF Sparti SAF, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,834,951; sole dispositive power 0; shared dispositive power 1,834,951; aggregate amount beneficially owned 1,834,951 (3.8% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect the aggregate of 1,834,951 shares of Common Stock.
  
  (2) The percentage reflected in row (13) is calculated based on the sum of (i) 47,388,042 outstanding shares of Common Stock on March 11, 2026, as disclosed in an Annual Report on Form 10-K filed by the Issuer with the Commission on March 12, 2026, plus (ii) 1,031,250 shares of Common Stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: SONIDA SENIOR LIVING, INC.
Address of issuer's principal executive offices: Conversant Capital LLC, 25 Deforest Avenue, Attn: Paul Dumaine, Summit, New Jersey (NJ), 07901
Comment: This Amendment No. 8 ("Amendment No. 8") further amends and supplements the original statement on Schedule 13D filed by Conversant Dallas Parkway (A), L.P. ("Investor A"), Conversant Dallas Parkway (B), L.P. ("Investor B"), Conversant GP Holdings LLC ("Conversant GP"), Conversant Capital LLC ("Conversant Capital"), and Michael J. Simanovsky on November 12, 2021 (the "Original Schedule 13D"), as previously amended by them by the amended statement on Schedule 13D filed on November 5, 2025 ("Amendment No. 7"), Amendment No. 6 filed on October 17, 2024, Amendment No. 5 filed on August 21, 2024, Amendment No. 4 filed on March 26, 2024, Amendment No. 3 filed on February 6, 2024, Amendment No. 2 filed on November 6, 2023 and Amendment No. 1 filed on July 7, 2023. Amendment No. 4 was the initial statement on Schedule 13D for Conversant Dallas Parkway (D), L.P. ("Investor D") regarding the Issuer. Amendment No. 5 was the initial statement on Schedule 13D for Conversant PIF Aggregator A L.P. ("Aggregator A") and Conversant Private GP LLC ("Conversant Private GP") regarding the Issuer. Amendment No. 6 was the initial statement on Schedule 13D for Conversant Dallas Parkway (F), L.P. ("Investor F") regarding the Issuer. To the extent applicable, the Original Schedule 13D, as previously and hereby amended, is hereby adopted by each of CPIF K Co-Invest SPT A, L.P. ("CPIF K") and CPIF Sparti SAF, L.P. ("CPIF SAF") as its original filing on Schedule 13D regarding the Issuer. Investor A, Investor B, Investor D, Aggregator A, Investor F, CPIF K and CPIF SAF together are the "Conversant Investors," and they, together with Conversant GP, Conversant Capital, Conversant Private GP and Mr. Simanovsky are, the "Reporting Persons." The Original Schedule 13D, as previously amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 8, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D, as previously amended, such incorporation by reference is also amended hereby. Capitalized terms used and not defined in this Amendment No. 8 have the meanings set forth in the Original Schedule 13D, as previously amended.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by:
i. Conversant Dallas Parkway (A), L.P., a Delaware limited partnership ("Investor A");
ii. Conversant Dallas Parkway (B), L.P., a Delaware limited partnership ("Investor B");
iii. Conversant Dallas Parkway (D), L.P., a Delaware limited partnership ("Investor D");
iv. Conversant PIF Aggregator A L.P., a Delaware limited partnership ("Aggregator A");
v. Conversant Dallas Parkway (F), L.P., a Delaware limited partnership ("Investor F");
vi. CPIF Sparti SAF, L.P., a Delaware limited partnership ("CPIF SAF");
vii. CPIF K Co-Invest SPT A, L.P., a Cayman Islands exempted limited partnership ""CPIF K" and together with Investor A, Investor B, Investor D, Aggregator A, Investor F, and CPIF SAF, the "Conversant Investors");
viii. Conversant GP Holdings LLC, a Delaware limited liability company ("Conversant GP");
ix. Michael J. Simanovsky, a citizen of the United States of America;
x. Conversant Private GP LLC, a Delaware limited liability company ("Conversant Private GP"); and
xi. Conversant Capital LLC, a Delaware limited liability company ("Conversant Capital" and together with the Conversant Investors, Conversant GP, Conversant Private GP and Mr. Simanovsky, the "Reporting Persons").
Investor A, Investor B, Investor D and Investor F are alternative investment vehicles of Conversant GP established for the purpose of investing in Issuer's securities. CPIF SAF is an alternative investment vehicle of Conversant Private GP established for the purpose of investing in Issuer's securities. Aggregator A and CPIF K's indirect parent entity (which wholly owns CPIF K) are alternative investment vehicles of Conversant Private GP established for the purpose of investing in the securities of multiple issuers. CPIF K has been established for the purpose of holding the investment of CPIF K's indirect parent entity in the Issuer. Conversant Capital is the investment manager of and makes investment decisions for the Conversant Investors. Mr. Simanovsky is the managing member of Conversant Capital. Conversant GP is the general partner of each of Investor A, Investor B, Investor D and Investor F. Conversant Private GP is the general partner of each of Aggregator A, CPIF K and CPIF SAF. Mr. Simanovsky is the managing member of Conversant GP and Conversant Private GP. By virtue of these relationships, each of Conversant Capital, Conversant GP, Conversant Private GP and Mr. Simanovsky may be deemed to beneficially own the shares of Common Stock (including upon exercise of warrants to purchase Common Stock) owned directly by the Conversant Investors.
The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1). The Conversant Investors and Conversant Capital may constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Securities and Exchange Commission (the "Commission") thereunder. Each of the Conversant Investors expressly disclaims beneficial ownership of the shares of Common Stock owned and held by the other Reporting Persons.
Residence or business address: The address of the principal business office of each of the Reporting Persons is: c/o Conversant Capital LLC, 25 Deforest Avenue, Summit, NJ 07901.
Present principal occupation or employment: The principal business of Mr. Simanovsky is investment management. Investor A, Investor B, Investor D, Investor F, Aggregator A, CPIF K and CPIF SAF are each private investment vehicles. Conversant GP is the general partner of Investor A, Investor B, Investor D and Investor F and Conversant Private GP is the general partner of Aggregator A, CPIF K and CPIF SAF. Conversant Capital is the investment manager to the Conversant Investors.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The disclosure set forth above in Item 2(d) is incorporated herein by reference.
Citizenship: The disclosure set forth above in Item 2(a) in respect of citizenship is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D, as previously amended, is hereby amended to incorporate the disclosure set forth in Item 4 hereof regarding the consummation of the Equity Financing. The Equity Financing was funded with drawdowns of (a) existing investor capital commitments by Aggregator A, (b) increased capital commitments by existing investors, which commitments were made for the purpose of participating in the Equity Financing, by each of Investor A and CPIF K, and (c) new investor capital commitments by CPIF SAF, which vehicle was established to participate in the Equity Financing.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D, as previously amended, is hereby amended by the addition of the following description of events involving the Reporting Persons and the Issuer.

As disclosed on a Current Report on Form 8-K filed by the Issuer with the Commission on March 11, 2026 ("Issuer 8-K"), the Issuer, CNL and other persons parties to the Merger Agreement consummated the transactions contemplated by the Merger Agreement, including the CNL Merger, and the Issuer and the IA Conversant Investors consummated the Equity Financing contemplated by the Investment Agreement. As described in Issuer 8-K, among other things, in connection with the Equity Financing (i) the IA Conversant Investors purchased 3,739,7126 shares of Common Stock from the Issuer for an aggregate purchase price of $100,000,005.84, (ii) the Issuer elected the Conversant Parties' designee, Michael Simanovsky, Founder and Managing Partner of Conversant Capital to the Board as Chairman, (iii) the Conversant Investors and Silk entered into the IRA with the Issuer, and (iv) the Conversant Investors and Silk Investors entered into the RRA with the Issuer.

Further, the disclosure set forth in Item 6 regarding the Conversion and Extension Agreement and the Warrant Agreement Amendment (each as defined below) is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: With respect to each Reporting Person, the information set forth in rows 11 and 13 of the applicable cover page is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to each Reporting Person, the information set forth in rows 7-10 of the applicable cover page is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Except for clients of Conversant Capital or another investment advisor subsidiary of Conversant Capital who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock or Warrants, if any, held in managed accounts, no person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock or Warrants described in this Schedule 13D, other than indirect interests of investors in the Conversant Investors.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure set forth above in Item 4 regarding the IRA and the RRA is incorporated herein by reference. The description of the IRA and the RRA set forth herein does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the IRA and the RRA. See Item 7.

Also, on March 11, 2026, in order to induce the immediate full conversion of all of the outstanding shares of the Series A Preferred Stock, the Issuer entered into the Preferred Stock Conversion and Warrant Extension Agreement (the "Conversion and Extension Agreement") with Investor A and Investor B with respect to 41,250 shares of Series A Preferred Stock and Warrants to purchase 1,031,250 shares of Common Stock. Pursuant to the Conversion and Extension Agreement, among other things and subject to the terms thereof, (i) the Issuer agreed to reduce the conversion price of the Series A Preferred Stock from $40.00 per share of Common Stock to $32.00 per share of Common Stock (the "Conversion Price"), (ii) the Issuer entered into an amendment to the Warrant Agreement (the "Warrant Agreement Amendment") to extend the expiration date of the Warrants from November 3, 2026 to November 3, 2027, (iii) the Issuer made a one time payment to Investor A and Investor B (on a pro rata basis in respect of their shares of Series A Preferred Stock) of approximately $5.8 million in the aggregate, which included approximately $1.1 million of accrued but unpaid dividends for the period of January 1, 2026 through March 11, 2026, and (iv) Investor A and Investor B agreed to immediately convert all of the outstanding shares of Series A Preferred Stock into shares of Common Stock at the Conversion Price. Accordingly, on March 11, 2026, all of the outstanding shares of Series A Preferred Stock were converted into 1,601,505 shares of Common Stock. The description of the Conversion and Extension Agreement and the Warrant Agreement Amendment set forth herein does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Conversion and Extension Agreement and the Warrant Agreement Amendment. See Item 7.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. 1.13. The Amended and Restated Investor Rights Agreement, dated as of March 10, 2026 and effective as of March 11, 2026, by and among Sonida Senior Living, Inc., Silk Partners, LP, Conversant Dallas Parkway (A) LP, Conversant Dallas Parkway (B) LP, Conversant Dallas Parkway (D) LP, Conversant Dallas Parkway (F) LP, Conversant PIF Aggregator A LP, CPIF Sparti SAF, L.P. and CPIF K Co-Invest SPT A, L.P. (incorporated by reference herein to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed with the Commission on March 11, 2026).

Exhibit No. 1.14. The Amended and Restated Registration Rights Agreement, dated as of March 10, 2026 and effective as of March 11, 2026, by and among Sonida Senior Living, Inc., Conversant Dallas Parkway (A) LP, Conversant Dallas Parkway (B) LP, Conversant Dallas Parkway (D) LP, Conversant Dallas Parkway (F) LP, Conversant PIF Aggregator A LP, CPIF Sparti SAF, L.P., CPIF K Co-Invest SPT A, L.P., PF Investors, LLC and Silk Partners, LP (incorporated by reference herein to Exhibit 10.4 of the Issuer's Current Report on Form 8-K filed with the Commission on March 11, 2026).

Exhibit No. 1.15. The Preferred Stock Conversion and Warrant Extension Agreement, dated as of March 11, 2026, by and among Sonida Senior Living, Inc., Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP. (incorporated by reference herein to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the Commission on March 11, 2026).

Exhibit No 1.16. The Amendment to Warrant Agreement, dated as of March 11, 2026, by and among Sonida Senior Living, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference herein to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the Commission on March 11, 2026).

## Signatures
- Conversant Dallas Parkway (A) LP: /s/ Paul Dumaine, Conversant GP Holdings LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (03/13/2026)
- Conversant Dallas Parkway (B) LP: /s/ Paul Dumaine, Conversant GP Holdings LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (03/13/2026)
- Conversant Dallas Parkway (D) LP: /s/ Paul Dumaine, Conversant GP Holdings LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (03/13/2026)
- Conversant Dallas Parkway (F) LP: /s/ Paul Dumaine, Conversant GP Holdings LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (03/13/2026)
- Conversant PIF Aggregator A, LP: /s/ Paul Dumaine, Conversant Private GP LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (03/13/2026)
- Conversant GP Holdings LLC: /s/ Paul Dumaine, Paul Dumaine, General Counsel and Chief Compliance Officer (03/13/2026)
- Simanovsky Michael: /s/ Paul Dumaine, Paul Dumaine, Attorney-in-fact for Michael J. Simanovsky (03/13/2026)
- Conversant Capital LLC: /s/ Paul Dumaine, Paul Dumaine, General Counsel and Chief Compliance Officer (03/13/2026)
- Conversant Private GP LLC: /s/ Paul Dumaine, Paul Dumaine, General Counsel and Chief Compliance Officer (03/13/2026)
- CPIF K Co-Invest SPT A, L.P.: /s/ Paul Dumaine, Conversant Private GP LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (03/13/2026)
- CPIF Sparti SAF, L.P.: /s/ Paul Dumaine, Conversant Private GP LLC, its general partner, By Paul Dumaine, General Counsel and Chief Compliance Officer (03/13/2026)